UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Mubbadrah Investments LLC

Building No. 1/21 Way No. 5001

Near Al Nadha Towers, Ghala,

Muscat, Oman

+968 24390901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS. Mubbadrah Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,292,424**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,292,424**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,292,424**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by Mubbadrah Investment LLC (“Mubbadrah”), Wild Holding LLC (“Wild Holding”), Myrad Holding LLC (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”) and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
**	Consists of 16,292,424 ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp. (the “Issuer”) held by Mubbadrah. Wild Holding and Myrad Holding each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Holding and Mr. Al Busaidi owns 90% of Myrad Holding. By virtue of these relationships, Wild Holding, Myrad Holding, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Holding, Myrad Holding, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein.
***	The percentage is calculated based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS. Wild Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,292,424*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,292,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,292,424*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 16,292,424 Ordinary Shares held by Mubbadrah. Wild Holding owns 50% of Mubbadrah. By virtue of this relationship, Wild Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS. Myrad Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,292,424*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,292,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,292,424*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 16,292,424 Ordinary Shares held by Mubbadrah. Myrad Holding owns 50% of Mubbadrah. By virtue of this relationship, Myrad Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107	13D	Page 5 of 11

1	NAME OF REPORTING PERSONS. Yasser Al Barami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,292,424*
	9	SOLE DISPOSITIVE POWER 275,512*
	10	SHARED DISPOSITIVE POWER 16,292,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,567,936*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 16,292,424 Ordinary Shares held by Mubbadrah and (ii) 275,512 Ordinary Shares held by Mr. Al Barami. Mr. Al Barami owns 90% of Wild Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107	13D	Page 6 of 11

1	NAME OF REPORTING PERSONS. Hilal Al Busaidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,292,424*
	9	SOLE DISPOSITIVE POWER 621,212*
	10	SHARED DISPOSITIVE POWER 16,292,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,913,636*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 16,292,424 Ordinary Shares held by Mubbadrah and (ii) 621,212 Ordinary Shares held by Mr. Al Busaidi. Mr. Al Busaidi owns 90% of Myrad Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. G6375R107	13D	Page 7 of 11

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2018, by Mubbadrah Investments LLC, an Oman limited liability company (“Mubbadrah”), Wild Holding LLC, an Oman limited liability company (“Wild Holding”), Myrad Holding LLC, an Oman limited liability company (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”) (the “Original Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Original Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Original Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Original Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On November 12, 2017, Mubbadrah, Mr. Al Barami, Mr. Al Busaidi, and Issuer entered into a purchase agreement pursuant to which Issuer agreed to purchase 61% of the outstanding equity interests of Gulf Energy S.A.O.C. (“GES”) in exchange for Issuer ordinary shares (the “GES Stock Purchase Agreement”). In accordance with the GES Stock Purchase Agreement, Mubbadrah acquired 17,242,424 Issuer ordinary shares at closing. For additional information, see Item 6 below.

On June 28, 2019, Mubbadrah transferred 140,000 ordinary shares to a third party in a private transaction.

This Amendment reports the sale by Mubbadrah in open market transactions from July 1, 2019 through September 19, 2019, of 910,000 ordinary shares of the Issuer as described on Schedule A, the sale by Mr. Al Barami in open market transactions from March 19, 2019 through September 10, 2019, of 345,700 ordinary shares of the Issuer as described on Schedule B, and the purchase by Mubbadrah in an open market transaction on September 20, 2019, of 100,000 ordinary shares for $6.92 per share.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon 87,147,089 outstanding Ordinary Shares, as reported on the Issuer’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on August 23, 2019.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.

(c)	None.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D/A.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 12, 2017, the Issuer, Mubbadrah, Mr. Al Barami, and Mr. Al Busaidi (the “GES Stockholders”) entered into the GES Stock Purchase Agreement by which the Issuer contracted to acquire 61% of the outstanding shares of GES in exchange for Issuer ordinary shares. For a more detailed description of the GES Stock Purchase Agreement and other related matters, please refer to the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017 and June 12, 2018, which are incorporated by reference into this Schedule 13D/A.

CUSIP No. G6375R107	13D	Page 8 of 11

The GES Stock Purchase Agreement provides a contractual right to Mubbadrah to nominate two members to be appointed to the Board of Directors of the Issuer.

The foregoing description of the GES Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement, which have been filed or are incorporated by reference into this Schedule 13D/A.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

7.1	Joint Filing Agreement, dated October 7, 2018 (incorporated by reference to Exhibit 7.1 to the Original Schedule 13D)

7.2	Agreement for the Sale and Purchase of Shares, dated as of November 12, 2017, by and among the Issuer, Mubbadrah, Mr. Al Busaidi, and Mr. Al Barami (incorporated by reference to the Issuer’s Form 8-K, filed with the SEC on November 16, 2017).

CUSIP No. G6375R107	13D	Page 9 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2019

MUBBADRAH INVESTMENT, LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

WILD HOLDING LLC

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

MYRAD HOLDING LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
YASSER AL BARAMI

By:	/s/ Hilal Al Busaidi
HILAL AL BUSAIDI

CUSIP No. G6375R107	13D	Page 10 of 11

SCHEDULE A

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	7/1/2019	146,772	$8.6931
Ordinary Shares	7/2/2019	114	$8.5000
Ordinary Shares	7/3/2019	30,063	$8.5097
Ordinary Shares	7/8/2019	10,000	$8.3031
Ordinary Shares	7/9/2019	10,000	$8.2803
Ordinary Shares	7/10/2019	10,000	$8.3789
Ordinary Shares	7/11/2019	33,051	$8.5419
Ordinary Shares	7/12/2019	10,000	$8.3298
Ordinary Shares	7/15/2019	10,000	$8.1497
Ordinary Shares	7/16/2019	10,000	$8.0918
Ordinary Shares	7/17/2019	10,000	$8.1070
Ordinary Shares	7/18/2019	10,000	$8.0826
Ordinary Shares	7/19/2019	10,000	$8.1428
Ordinary Shares	7/22/2019	10,000	$8.1064
Ordinary Shares	7/23/2019	10,000	$8.1581
Ordinary Shares	7/24/2019	10,000	$8.3256
Ordinary Shares	7/25/2019	10,000	$8.1347
Ordinary Shares	7/26/2019	10,000	$8.1264
Ordinary Shares	7/29/2019	10,000	$7.8754
Ordinary Shares	7/30/2019	10,000	$7.8700
Ordinary Shares	7/31/2019	10,000	$8.0832
Ordinary Shares	8/1/2019	10,000	$8.1664
Ordinary Shares	8/2/2019	10,000	$8.3349
Ordinary Shares	8/5/2019	10,000	$8.1384
Ordinary Shares	8/6/2019	10,000	$7.9004
Ordinary Shares	8/7/2019	10,000	$7.9622
Ordinary Shares	8/8/2019	10,000	$7.9962
Ordinary Shares	8/9/2019	10,000	$7.9690
Ordinary Shares	8/12/2019	10,000	$7.8258
Ordinary Shares	8/13/2019	10,000	$7.9225
Ordinary Shares	8/14/2019	10,000	$7.4146
Ordinary Shares	8/15/2019	10,000	$7.5571
Ordinary Shares	8/16/2019	10,000	$7.6727
Ordinary Shares	8/19/2019	10,000	$7.8365
Ordinary Shares	8/20/2019	10,000	$7.7902
Ordinary Shares	8/21/2019	10,000	$7.8211
Ordinary Shares	8/22/2019	10,000	$7.6471
Ordinary Shares	8/23/2019	10,000	$7.4324
Ordinary Shares	8/26/2019	10,000	$7.4945
Ordinary Shares	8/27/2019	10,000	$7.5339
Ordinary Shares	8/27/2019	10,000	$7.6476
Ordinary Shares	8/29/2019	10,000	$7.7190
Ordinary Shares	8/30/2019	10,000	$7.6672
Ordinary Shares	9/3/2019	10,000	$7.6671
Ordinary Shares	9/4/2019	25,000	$7.7063
Ordinary Shares	9/5/2019	25,000	$7.7299
Ordinary Shares	9/6/2019	25,000	$7.6501
Ordinary Shares	9/9/2019	25,000	$7.6452
Ordinary Shares	9/10/2019	25,000	$7.6319
Ordinary Shares	9/11/2019	25,000	$7.6569
Ordinary Shares	9/12/2019	25,000	$7.6869
Ordinary Shares	9/13/2019	25,000	$7.6937
Ordinary Shares	9/16/2019	25,000	$7.7944
Ordinary Shares	9/17/2019	25,000	$7.4291
Ordinary Shares	9/18/2019	25,000	$7.1530
Ordinary Shares	9/19/2019	25,000	$6.9784

	Total	910,000

CUSIP No. G6375R107	13D	Page 11 of 11

SCHEDULE B

Class of Security	Date of Sale	Shares sold	Average Price Per Share Sold ($)
Ordinary Shares	3/19/2019	150,000	$9.97
Ordinary Shares	4/1/2019	8,200	$10.30
Ordinary Shares	4/2/2019	10,700	$10.25
Ordinary Shares	4/3/2019	1,800	$10.25
Ordinary Shares	4/9/2019	5,500	$10.2527
Ordinary Shares	4/11/2019	61,500	$10.0322
Ordinary Shares	4/12/2019	8,000	$10.00
Ordinary Shares	5/7/2019	50,000	$10.4009
Ordinary Shares	8/22/2019	6,116	$7.80
Ordinary Shares	9/4/2019	2,500	$7.80
Ordinary Shares	9/9/2019	31,095	$7.60
Ordinary Shares	9/10/2019	10,289	$7.64

	Total	345,700